FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. SeeInstruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . . . .0.5
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Dworman, Alvin	2. Issuer Name and Ticker or Trading Symbol Sequa Corporation - SQAA					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner
(Last) (First) (Middle) c/o The ADCO Group 645 Fifth Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Day/Year January 1, 2003		Officer (give title below) Other (specify title below)
(Street) New York, NY 10022			5. If Amendment, Date of Original (Month/Day/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price	(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)
Class A Common Stock	01/01/03		A(1)	V	1,196	A	$39.27	5,437	D

  FORM 4 (continued)                           Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conver- sion or Exercise Price of Deriv- ative Security	3.Trans-action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:  (1) These shares are issued to Mr.Dworman pursuant to the Sequa Corporation Directors' Stock Compensation Plan (the "Plan").  The shares are restricted from disposition or transfer in accordance with the provisions set forth in the Plan.